UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

CREE, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

225447101
(CUSIP Number)

December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 225447101

(1)	Names of Reporting Persons
S.S. or I.R.S. Identification No. of Above Persons

Paul Lo Chung Wai

(2)	Check the Appropriate Box if a Member of a Group

(a)	☐
(b)	☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization

 Hong Kong Special Administrative Region of the Peoples’ Republic of China (“Hong Kong”)

Number of Shares Beneficially Owned By Each Reporting Person With:	(5) Sole Voting Power (6) Shared Voting Power (7) Sole Dispositive Power (8) Shared Dispositive Power	7,280,281 0 2,685,668 0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person.

7,280,281

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions). ☐

(11)	Percent of Class Represented by Amount in Row (9): 8.2%

(12)	Type of Reporting Person (see instructions): IN, HC

CUSIP No. 225447101

(1)	Names of Reporting Persons
S.S. or I.R.S. Identification No. of Above Persons

 United Luminous International (Holdings) Ltd.

(2)	Check the Appropriate Box if a Member of a Group

(a)	☐
(b)	☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization

Hong Kong

Number of Shares Beneficially Owned By Each Reporting Person With:	(5) Sole Voting Power (6) Shared Voting Power (7) Sole Dispositive Power (8) Shared Dispositive Power	7,280,281 0 3,802,392 0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person.

7,280,281

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions). ☐

(11)	Percent of Class Represented by Amount in Row (9): 8.2%

(12)	Type of Reporting Person (see instructions): CO

CUSIP No. 225447101

(1)	Names of Reporting Persons
S.S. or I.R.S. Identification No. of Above Persons

 Jolly Power Investments Ltd.

(2)	Check the Appropriate Box if a Member of a Group

(a)	☐
(b)	☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization

Hong Kong

Number of Shares Beneficially Owned By Each Reporting Person With:	(5) Sole Voting Power (6) Shared Voting Power (7) Sole Dispositive Power (8) Shared Dispositive Power	21,667 0 0 0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person.

21,667

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions). ☐

(11)	Percent of Class Represented by Amount in Row (9): 0.0%

(12)	Type of Reporting Person (see instructions): CO

CUSIP No. 225447101

ITEM 1(a).	NAME OF ISSUER:

Cree, Inc.

ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

4600 Silicon Drive
Durham, NC 27703
USA

ITEM 2(a).	NAME OF PERSON FILING:

This statement is filed on behalf of Paul Lo Chung Wai, United Luminous International (Holdings) Ltd. (“ULI”), and Jolly Power Investments Ltd. (“JPI”).  Mr. Lo is the sole owner of ULI’s voting stock, is a member of ULI’s board of directors, and is the Chairman of ULI’s board of directors.  ULI is the sole owner of JPI’s voting stock.

This statement relates to  7,280,281 shares of Cree, Inc. of which 3,456,222 shares are held by Mr. Lo, 3,802,392 shares are held by ULI and 21,667 shares are held by JPI.   The 21,667 shares of Cree, Inc. held by JPI are held in escrow to secure certain potential obligations from JPI to Cree, Inc. pursuant to an Escrow Agreement with Deutsche Bank Trust Company Americas (the “Escrow Agreement”) that provides for the delivery to JPI of such shares on March 1, 2009, subject to certain conditions set forth in the Escrow Agreement.

This statement should not be deemed to be an admission that Mr. Lo is a member of any “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

6/F Photonics Centre No 2
Science Park East Avenue
Hong Kong Science Park, Hong Kong

ITEM 2(c).	CITIZENSHIP:

ULI and JPI are each Hong Kong companies, and Paul Lo Chung Wai is a citizen of Hong Kong.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock

ITEM 2(e).	CUSIP NUMBER:

225447101

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR 13d-2(c), CHECK WHETHER THE PERSON FILING IS A:

N/A

CUSIP No. 225447101

ITEM 4.	OWNERSHIP

(a)	AMOUNT BENEFICIALLY OWNED: 7,280,281 shares

(b)	PERCENT OF CLASS: 8.2%

(c)	NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i)	Sole power to vote or to direct the vote: 7,280,281 shares

(ii)	Shared power to vote or to direct the vote: 0 shares

(iii)	Sole power to dispose or to direct the disposition of: 7,280,281 shares

(iv)	Shared power to dispose or to direct the disposition of: 0 shares

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

N/A

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

N/A

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

N/A

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

N/A

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

N/A

ITEM 10.	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 225447101

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

PAUL LO CHUNG WAI

Dated: January 21, 2009
	By:	/s/Paul Lo Chung Wai

UNITED LUMINOUS INTERNATIONAL (HOLDINGS) LTD.

Dated: January 21, 2009
	By:	/s/Lee King Sun
Name: Lee King Sun
Title: Director

JOLLY POWER INVESTMENTS LTD.

Dated: January 21, 2009
	By:	/s/Lee King Sun
Name: Lee King Sun
Title: Director

CUSIP No. 225447101

Exhibit A

AMENDED JOINT FILING AGREEMENT

           In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing of a statement on Schedule 13G (including any and all amendments thereto) with respect to the common stock of Cree, Inc., and further agree to the filing of this Agreement as an Exhibit thereto.  In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.

Date:  September 5, 2008

PAUL LO CHUNG WAI

By:	/s/Paul Lo Chung Wai

UNITED LUMINOUS INTERNATIONAL (HOLDINGS) LTD.

By:	/s/Lee King Sun
Name: Lee King Sun
Title: Director

JOLLY POWER INVESTMENTS LTD.

By:	/s/Lee King Sun
Name: Lee King Sun
Title: Director